

The Pantry, Inc.
P.O. Box 1410
1801 Douglas Drive
Sanford, NC 27330
(919)774-6700

March 19, 2008

Via Facsimile (202-772-9204)

Indira Lall, Esq.
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0306

> Re: **The Pantry, Inc.**
> **Form 10-K for Fiscal Year Ended September 27, 2007**
> **Filed November 26, 2007**
> **Form 10-Q for Fiscal Quarter Ended December 27, 2007**
> **Filed February 5, 2008**
> **File No. 0-25813**

Dear Ms. Lall:

As requested, this letter is to confirm to you that The Pantry, Inc. (the "Company") is in receipt of your comment letter dated March 12, 2008, with respect to the above-referenced filings made by the Company with the Securities and Exchange Commission, and to further inform you that the Company intends to respond in writing to each of the comments contained therein on April 18, 2008.

If you have any questions, please do not hesitate to contact me by phone ((919) 774-6700) or email (psodini@thepantry.com).

Sincerely,

Peter J. Sodini
President and Chief Executive Officer

cc: Carl N. Patterson, Esq.
        Jason L. Martinez, Esq.